Exhibit 99.1

Azure Power refinances its 600 MWs ISTS connected solar project at the lowest rate of interest in its portfolio to date

∎	It is the largest owned and operated single site solar project in India, fully commissioned in December 2021.
∎	The rate of interest of 7.2% p.a. – fixed for 42 months – is the lowest in terms of rupee financing for Azure Power.

New Delhi, 22 February 2022: Azure Power (NYSE: AZRE), a leading independent sustainable energy solutions provider and power producer in India, today announced successful refinancing of its existing project finance facility of INR 23.50 billion (~USD 313 million) utilized towards construction of its largest project – 600 MWs Interstate Transmission System (ISTS) connected solar project implemented by Azure Power Forty Three Pvt Ltd, a Special Purpose Vehicle (SPV). The project was fully commissioned recently in December 2021. The refinancing has been completed at a rate of interest of 7.2% per annum, which is fixed for 42 months and the lowest rate of interest for any project finance facility in terms of rupee financing for the company’s existing portfolio so far.

“Refinancing the original term loan was one of our highest priorities, even before the project was fully commissioned in December 2021. The facility will result in substantial savings in interest cost and will improve the project IRR significantly. We are overwhelmed with the response we get from the credit markets which basically reflects lenders’ confidence in our strong corporate governance standards, operational capabilities, and credit fundamentals,” said Pawan Kumar Agrawal, Chief Financial Officer, Azure Power.

L&T Finance Limited has acted as the sole underwriter for this refinancing facility.

About the Project

This is the largest solar power project in India, owned and operated at a single location by any developer. The project is 600 MWs (897 MWp) Interstate Transmission System (ISTS) connected solar project in Bikaner, Rajasthan, allocated by Solar Energy Corporation of India (SECI). The power generated from the project is being supplied to SECI at a tariff of INR 2.53 (~US 3.5 cents) per kWh under the Power Purchase Agreement executed with SECI for 25 years. The project was commissioned in multiple phases, with the last 100 MWs commissioned in December 2021.

About Azure Power

Azure Power is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets to displace 230 million tons of global emissions by 2030.

We developed India's first utility scale solar project in 2009 and since then, Azure Power has grown rapidly to become a leader in developing and operating renewable energy projects in the country. We have substantially reduced our total project cost, which includes a significant reduction in balance of systems costs due in part to our value engineering, design, and procurement efforts.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results

Exhibit 99.1

such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com